December 6, 2005

Mail Stop 4561

Hollis M Greenlaw, Esq.
Director, UMTH Land Development, L.P.
1702 N. Collins Blvd., Suite 100
Richardson, TX 75080

Re:	United Development Funding III, L.P.
Amendment No. 1 to form S-11
filed November 18, 2005
      Registration No. 333-127891

Dear Mr. Greenlaw:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We have reviewed the supporting materials you submitted in response to our prior comment number 2. We were unable to locate among the materials submitted support for the statistical data set forth in the final 3 paragraphs on page 43 nor were we able to locate a copy of the chart set forth at the top of page 44. Please provide these supplemental materials or revise your disclosure to remove this statistical information.

2. We note your response to our prior comment number 5. We are unable to agree that the terms of your redemption program are entirely consistent with the programs addressed in the no-action letters that you cite. If you decide to proceed with the current program, please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your unit repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and
Hines Real Estate Investment Trust, Inc. (Letter dated June 4,
2004).
To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division`s Office of Mergers and Acquisitions.

3. We note your response to our prior comment number 6. Please submit your request for exemptive relief to the Division of Market Regulation within sufficient time before requesting acceleration of your registration statement to allow that division time to review and comment prior to effectiveness.

4. We note your response to our prior comment number 8. Please identify Messrs. Etter and Greenlaw as promoters in your disclosure.

Prospectus Cover Page

5. Please further revise the fifth bulleted risk factor to emphasize that you will pay substantial fees regardless of profitability.

Prospectus Summary, page 1

Summary Risk Factors, page 4

6. We note your new disclosure in the ninth bullet point under this heading that you "anticipate" that your general partner will fund your operations. Please revise to state, if true, that your general partner is not required to fund your operations.

Investment Objectives, page 7

7. We note your response to our prior comment number 21. We do not believe that you have provided sufficient support for your ability to achieve a combined average annual return of 10% to 15% to form a "reasonable basis" for the assumptions underlying such projection, as required by Item 10(b)(2) of Regulation S-K. Please revise to remove this projection from your disclosure or explain to us how you comply with the guidelines for projections in Item 10 (b) of Regulation S-K.
Support for the assumptions underlying the projection might include market surveys, industry data, general economic indicators, historical operations, signed contracts, etc. An absence of adequate support may preclude your ability to include projections in the filing.

Conflicts of Interest, page 8

8. We note your new disclosure in the third bullet point under this heading in response to our prior comment number 24; however it is still not clear how your making of loans and credit enhancements to affiliates of your general partner creates a conflict. Please revise as previously requested.

9. Please revise the chart and the footnotes on page 10 to reflect ownership of UDF III by the public stockholders following the offering, assuming the minimum and maximum offering amounts are sold.

If I buy units, will I receive distributions and how often?, page
17

10. We note your new disclosure in response to our prior comment number 35; however, you still have not clarified that you are not obligated to make any distributions. Please revise.

Risk Factors, page 19

We are under no obligation to pay cash distributions.
Distributions
may be paid from capital and there can be no assurance that we will be able to pay or maintain cash distributions, or that distributions will increase over time, page 29

11. We note your new disclosure in response to our prior comment number 39. Please revise the risk factor further to indicate whether there are any limitations on the general partner`s ability to declare distributions in excess of available cash.

The interest-only loans we make or acquire may be subject to greater risk of default and there may not be sufficient funds or assets remaining to satisfy our loans, which may result in losses to us, page 31

12. Please revise your disclosure to discuss the risks associated with negative amortization.

Investment Objectives and Criteria, page 41

13. We note your response to our prior comment number 60. Please provide us with support for your belief that you will be able to obtain up to a 3% to 7% charge on your outstanding credit enhancement obligations.

Industry Background, page 43

14. The disclosure in this section provides data about the new home construction industry generally; however, we note that you intend to target your investments in the affordable housing market. Please revise to clarify the percentage of the new home construction market that is represented by affordable housing. Provide additional specific data about the affordable housing sector, comparable to the data you have already provided about new homes generally.

Loans to Our General Partner and its Affiliates, page 47

15. We have reviewed your revised disclosure in the first full paragraph on page 48 in response to our prior comment number 67. It is still not clear why you would choose to create a joint venture with a developer rather than merely providing a direct loan. Please revise to describe the business purpose for the joint venture.

Compensation of Our General Partner and Its Affiliates, page 61

16. Refer to footnote (4) on page 63. Please explain what you mean by "residual capital proceeds."

17. We note your response to our prior comment number 75. Please confirm that you will not be obligated to pay fees to any party in connection with any disposition of assets and liquidation of your company.

Loans to Affiliates of Our General Partner, page 64

18. We note your new disclosure in response to our prior comment number 78; however, you have not disclosed whether the terms of loans and credit enhancements to your affiliates will be the same as those made to third parties. Please revise.

Prior Performance Summary, page 68

19. Please update your prior performance summary and the prior performance tables to reflect the most recent interim period.

20. We note your response to prior comment number 83. To the extent information is already provided in the prior performance tables filed with the registration statement, you should not include the information in your prior performance summary. Please revise to omit the following tables or provide further analysis of why this information is appropriate:
* United Mortgage Trust Historical Earnings and Distributions, page
70 - the relevant information is provided in Table III; and
* United Mortgage Trust Loans Acquired, page 71 - this information is repeated in Table VI


Public Programs, page 68

21. We note your response to our prior comment number 86; however, please note that Item 8.A. of Industry Guide 5 requires disclosure of the regions in which the properties are located. Please revise to include such disclosure.

United Mortgage Trust, page 69

22. Refer to the portfolio summary at the top of page 70. Please expand the narrative disclosure to describe the geographic distribution of the Trust`s current holdings. We note that you have provided this disclosure on page 73. Also, please expand the chart to include the information provided for the most recent interim period in the chart on page 75.

Private Programs, page 71

23. Please provide a discussion of the default history experienced by
UDF I and UDF II, similar to the disclosure you have provided for United Mortgage Trust on page 74.

Acquisition of Loans for United Mortgage Trust (January 2002 through
March 2005), page 72

24. We note that you summarized the Trust`s portfolio holdings as of
March 31, 2005 on page 70. The additional, detailed disclosure regarding the historical make-up of the Trust`s portfolio does not appear to be material to investors and exceeds the disclosure called-for by Industry Guide 5. Please omit this more detailed disclosure.

Residential Mortgages and Contracts for Deed, page 74

25. Please expand the table to include aggregate dollar amounts associated with these defaults. Also disclose the amount of gain or loss received upon disposal of these loans. Revise the table heading to clarify that the table relates to defaults.

Equity Investments, page 76

26. The narrative information you have provided under this heading is repeated in Table VI. In addition, you have appropriately summarized on pages 71-72 the equity investments in the aggregate, as suggested by Item 8 of Guide 5. Please remove the detailed narrative description of the equity investments.


Federal Income Tax Considerations

Tax Opinions, page 108

27. We note that counsel has provided a "more likely than not" opinion with respect to some of the tax consequences, indicating that significant doubt exists about the outcome. Please revise the disclosure to explain the reasons for doubt and the degree of uncertainty in the opinion. Provide risk factor disclosure explaining this risk to investors.

28. We note that counsel is unable to form an opinion on "certain material tax aspects" of the transaction. Please revise the disclosure to specifically identify and describe all material tax consequences. If counsel is unable to opine on a material tax consequence, revise the disclosure to state why counsel is not able to opine and the possible outcomes and risks to investors of that tax consequence. Provide a revised tax opinion that clearly states the matters upon which counsel is unable to opine, the reasons counsel is not able to opine, and the possible outcomes and risks to investors.

Financial Statements and Notes

United Development Funding III, L.P.

Note A.   Nature of Business, page F-5

29. We have read and considered your response to comment 109. Please revise the notes to the financial statements to disclose the major terms of your compensation agreements with the selling group members, General Partner, and affiliates of your General Partner, including the methodology that you will use to calculate the compensation.

Note B.  Summary of Significant Accounting Policies

Organization Costs and Offering Costs, pages F-5

30. We have read and considered your response to comment 110. Please revise your note disclosures to state the extent of the Partnership`s obligation to reimburse the general partner for organization and offering expenses. Also, clarify in your response that, as we assume, organizational costs will be expensed as incurred.

UMTH Land Development, L.P.

Note D. Related Parties, page F-15

31. We have read and considered your response to comment 116 and the summarized financial information of your general partner`s parent and affiliates disclosed on page F-15. However, given the significance of receivables and revenues from these entities, please revise your document to include their audited balance sheets as well. Also, we note the disclosure on page 3 and elsewhere in the filing that the financial statements of UDF I and UDF II are included in the prospectus, but we were unable to locate them.

32. We have read and considered your response to comment 120, but remain of the view that the requested disclosure is relevant to a decision to invest in United Development Funding III, LP, an investor`s financial assessment of its general partner and a comparison of the general partner to its competitors.

Exhibit A - Prior Performance Tables

Table III, page A-4

33. Please remove the "total" column from this table. This information is not called-for by Guide 5 and does not appear to be material to an investor`s understanding of the annual operating results.

Table V, page A-7

34. Refer to the table for United Mortgage Trust. Please tell us why you have included line items for investment in notes, number of notes purchased, and principal receipts in this table. The table should be limited to information relating to repayments, prepayments, and foreclosures. Also, please expand the table to include dollar amounts relating to the following:
* amounts received for liquidation of foreclosed properties and the outstanding principal and interest balance on those properties at the time of liquidation; and
* principal and interest balance on loans prepaid and paid off and the cash received on those loans

Part II.  Information Not Required in Prospectus

Item 33. Recent Sales of Unregistered Securities, page II-1

35. We note your response to our prior comment number 126. Please be advised that you must apply to the Division of Market Regulation for exemptive relief from Rule 102 of Regulation M if you are unable to establish that your redemption of units will comply with its requirements.


Table VI

36. Please limit the table to acquisitions made in the most recent three years. Also, please update the disclosure to include the most recent interim period.

Exhibits

37. We have reviewed the opinion of counsel set forth as Exhibit
5.1.
We note the assumption set forth in the second paragraph of the opinion that the partnership agreement will be executed in the form included as Exhibit B to the prospectus. Please tell us when you expect to execute the partnership agreement. We may comment further.

38. We have reviewed the tax opinion set forth as Exhibit 8.1. Refer to the second sentence of the penultimate paragraph of the opinion.
Please provide a revise tax opinion clarifying the fact that the opinions given apply at the individual or partner level, but may not take into account an individual partner`s particular circumstances.


*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Wilson Lee at (202) 551-3468 or Jorge
Bonilla,
Senior Staff Accountant, at (202) 551-3414 if you have questions regarding comments on the financial statements and related matters.
Please contact Amanda McManus, Attorney-Advisor, at (202) 551-
3412,
or me at (202) 551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director



cc:	Lauren Burnham Prevost, Esq. (via facsimile)
	John A. Earles, Esq. (via facsimile)
	Seth K. Weiner, Esq. (via facsimile)
	Morris, Manning & Martin, LLP
??

??

??

??

Hollis M. Greenlaw, Esq.
United Development Funding III, L.P.
December 6, 2005
Page 9